SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

U. S. Home Systems, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

90335C100 (CUSIP Number)

June 7, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

SWS Group, Inc. 75-2040825
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

5. SOLE VOTING POWER

357,154
6. SHARED VOTING POWER

-0-
7. SOLE DISPOSITIVE POWER

357,154
8. SHARE DISPOSITIVE POWER

-0-

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

357,154
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4%
12.	TYPE OF REPORTING PERSON

CO

Item 1.

	Item 1(a)	Name of Issuer:

U.S. Home Systems, Inc.

	Item 1(b)	Address of Issuer’s Principal Executive Offices:

750 State Highway 121, Suite 170 Lewisville, Texas 75067

Item 2.

	Item 2 (a)	Name of Person Filing:

SWS Group, Inc.

	Item 2 (b)	Address of principal business office or, if none, residence:

1201 Elm Street, Suite 3500 Dallas, Texas 75270

	Item 2 (c)	Citizenship or place of Organization:

Delaware

	Item 2 (d)	Title of class of securities:

Common Stock

	Item 2 (e)	CUSIP No.:

90335C100

Item 3.	If this statement is filed pursuant to Rule 13d-1 (b) or Rule 13d-2 (b) or (c), check whether the person filing is a:

	(a)-(j)	Not Applicable.

If this statement is filed pursuant to Rule 13d-1(c), check this box ☒

Item 4.	Ownership.

	Item 4 (a)	Amount beneficially owned:

357,154

	Item 4 (b)	Percent of class:

4%

The calculation of the percentage of beneficial ownership of U.S. Home Systems, Inc. common stock is based upon 8,044,044 shares outstanding on March 31, 2006, as reported in the most recent Quarterly Report on Form 10-Q, filed May 11, 2006.

	Item 4 (c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

357,154

(ii) Shared power to vote or to direct the vote:

-0-

(iii) Sole power to dispose or to direct the disposition of:

357,154

(iv) Shared power to dispose or to direct the disposition:

-0-

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date here of the reporting person has ceased to be the beneficial owner of more than 5% of the class of securities, check the following. ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of a Group.

Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SWS GROUP, INC.
Date: June 8, 2006

By:	/s/ Donald W. Hultgren
Name:	Donald W. Hultgren
Title:	Chief Executive Officer